UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
Commission File Number 001-41576
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ECARX Holdings Inc.
(Translation of registrant’s name into English)
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ECARX office, 2nd Floor South, International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — ECARX Announces Third Quarter 2023 Financial Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

	By		/s/ Jing (Phil) Zhou
	Name	:	Jing (Phil) Zhou
	Title	:	Chief Financial Officer

Date: November 9, 2023